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                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement of Elron Electronic Industries Ltd. on Form S-8 (File No. 333-10570) of our report dated March 3, 2003, on the consolidated financial statements of A.M.T Advanced Metal Technologies Ltd., appearing in the Annual Report on Form 20-F of Elron Electronic Industries Ltd. for the year ended
December 31, 2002.


/s/ Brightman Almagor & Co.

BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A MEMBER OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
June 25, 2003